Exhibit 99.2

Contact:	Chris Andrews	Kory Liss
	IBM Media Relations	IBM Investor Relations
	914-766-1195	914-499-4095
	candrews@us.ibm.com	kory@us.ibm.com

	Steve Milmore	John Lawlor
	Cognos Public Relations	Cognos Investor Relations
	781-313-2403	613-738-3503
	steve.milmore@cognos.com	john.lawlor@cognos.com

IBM to Acquire Cognos to Accelerate Information on Demand Business Initiative

ARMONK, NY and OTTAWA, November 12, 2007–IBM (NYSE: IBM) and Cognos® (NASDAQ: COGN) (TSX: CSN) today announced that the two companies have entered into a definitive agreement for IBM to acquire Cognos, a publicly-held company based in Ottawa, Ontario, Canada, in an all-cash transaction at a price of approximately $5 billion USD or $58 USD per share, with a net transaction value of $4.9 billion USD. The acquisition is subject to Cognos shareholder approval, regulatory approvals and other customary closing conditions. It is expected to close in the first quarter of 2008.

The acquisition of Cognos supports IBM’s Information on Demand strategy, a cross-company initiative announced on February 16, 2006 that combines IBM’s strength in information integration, content and data management and business consulting services to unlock the business value of information. Integrating Cognos, the 23rd IBM acquisition in support of its Information on Demand strategy, will enable new business insights to be delivered to a broader set of people across an organization, beyond the traditional users of business intelligence.

IBM said the acquisition fits squarely within both its acquisition strategy and capital allocation model, and that it will contribute to the achievement of the company’s objective for earnings-per-share growth through 2010.

“Customers are demanding complete solutions, not piece parts, to enable real-time decision making,” said Steve Mills, senior vice president and group executive, IBM Software Group. “IBM has been providing Business Intelligence solutions for decades. Our broad set of capabilities – from data warehousing to information integration and analytics – together with Cognos, position us well for the changing Business Intelligence and Performance Management industry. We chose Cognos because of its industry-leading technology that is based on open standards, which complements IBM’s Service Oriented Architecture strategy.”

Together, IBM and Cognos will become the leading provider of technology and services for Business Intelligence (BI) and Performance Management, delivering the industry’s most complete, open standards-based platform with the broadest range of expertise to help companies expand the value of their information, optimize their business processes and maximize performance across their enterprises.

The acquisition of Cognos accelerates IBM’s global Information on Demand initiative to unlock the business value of information for our customers. IBM will provide broader reach for Cognos solutions across multiple industries and geographies with a more complete set of offerings, including consulting services, hardware, and other middleware software.

Cognos provides the only complete BI and performance management platform, fully integrated on an open-standards-based service oriented architecture (SOA), and has a strong history of supporting heterogeneous application environments, consistent with IBM’s approach. With Cognos, customers can turn data into actionable insight for coordinated, information-driven decision-making to improve overall performance. Cognos will also extend IBM’s reach further into the CFO office with powerful financial planning and consolidation capabilities.

“This is an exciting combination for our customers, partners, and employees. It provides us with the ability to expand our vision as the leading BI and Performance Management provider,” said Rob Ashe, president and chief executive officer, Cognos. “IBM is a perfect complement to our strategy, with minimal overlap in products, a broad range of technology synergies, and the resources, reach, and world-class services to accelerate this vision. Furthermore, this combination allows Cognos customers to leverage a broader set of solutions from IBM to advance their information management driven initiatives.”

Together, IBM and Cognos will expand IBM’s ability to provide customers with the right information they need when they need it, to optimize operational performance, and to quickly respond to changing market demands. The combination of IBM’s information management technology and Cognos will also help organizations discover new ways to use trusted information spread across their enterprises to identify new business opportunities and significantly reduce the expense and time required to address industry-specific business challenges.

Following completion of the acquisition, IBM intends to integrate Cognos as a group within IBM’s Information Management Software division, focused on Business Intelligence and Performance Management. IBM also will appoint current Cognos President and CEO, Rob Ashe, to lead the group, reporting directly to General Manager, Ambuj Goyal.

Cognos has approximately 4,000 employees worldwide and serves more than 25,000 customers. IBM and Cognos have partnered for more than 15 years, with extensive technical integrations and eight pre-integrated joint solutions already supporting many joint customers, such as New York City Police Department, Blue Cross and Blue Shield of Tennessee, Canadian Tire, MetLife, and Bayer UK.

Other strategic acquisitions in support of IBM’s Information on Demand initiative include Princeton Softech (data archiving and compliance), FileNet (enterprise content management), Ascential Software (information integration), DataMirror (changed data capture), SRD (entity analytics), Trigo (product information management), DWL (customer information management) and Alphablox (analytics).

More information on IBM’s acquisition of Cognos is available on IBM’s investor Web site at: http://www.ibm.com/investor/viewpoint/ircorner/2007/07-11-12-1.phtml.

About IBM

For more information about IBM’s Information on Demand strategy, go to: http://www.ibm.com/software/data/information-on-demand/. Additional details about the combination of IBM and Cognos are available at: http://www.ibm.com/software/data/info/cognos

About Cognos

For more information, visit the Cognos Web site at: http://www.cognos.com/

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Information About the Transaction

The transaction will be completed through a plan of arrangement, which will require the approval of shareholders representing two thirds of the shares cast. Shareholders will be asked to vote on the transaction at a special meeting, the details of which will be announced in due course.

The transaction has been unanimously approved by the board of directors of Cognos following delivery of a fairness opinion, which will be included in a proxy circular to be prepared and mailed to Cognos shareholders over the coming weeks providing shareholders with important information about the transaction. A material change report, which provides more details on the transaction, will be filed with the Canadian provincial securities regulatory authorities and with the U.S. Securities and Exchange Commission and will be available at www.sedar.com and at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between IBM and Cognos, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding IBM and Cognos’s future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 and forward-looking information within the meaning of Section 138.4(9) of the Ontario Securities Act (collectively, forward-looking statements).  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements.  A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of shareholder approval, court approval or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected time-frames or at all and to successfully integrate Cognos’s operations into those of IBM; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Cognos may be difficult; IBM and Cognos are subject to intense competition and increased competition is expected in the future; fluctuations in foreign currencies could result in transaction losses and increased expenses; the volatility of the international marketplace; and the other factors described in IBM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its most recent quarterly report filed with the SEC, and Cognos’s Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and in its most recent quarterly report filed with the SEC.  IBM and Cognos assume no obligation to update the information in this communication, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Cognos by IBM. In connection with the proposed acquisition, Cognos intends to file relevant materials with the SEC, including Cognos’s proxy circular. SHAREHOLDERS OF COGNOS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING COGNOS’S PROXY CIRCULAR, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov, and Cognos shareholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Cognos. Such documents are not currently available.

Participants in Solicitation

IBM and its directors and executive officers, and Cognos and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Cognos common shares in respect of the proposed transaction. Information about the directors and executive officers of IBM is set forth in the proxy statement for IBM’s 2007 Annual Meeting of Stockholders, which was filed with the

SEC on April 2, 2007. Information about the directors and executive officers of Cognos is set forth in the proxy statement for Cognos’s 2007 Annual and Special Meeting of Shareholders, which was filed with the SEC on May 24, 2007. Investors may obtain additional information regarding the interest of such participants by reading the proxy circular regarding the acquisition when it becomes available.